UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 - Exit Filing)*

Homeland Energy Solutions, LLC

(Name of Issuer)

Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

April 13, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: N/A	13G	Page 1 of 4 Pages

1	NAMES OF REPORTING PERSONS

Steve J. Retterath
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0
	6	SHARED VOTING POWER

0
	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.: N/A	13G	Page 2 of 4 Pages

Reference is hereby made to the statement on Schedule 13G originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 17, 2009 (the “Schedule 13G”). Terms defined in the Schedule 13G and used herein are as so defined in the Schedule 13G.

The following items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 1(a)	Name of Issuer.
Homeland Energy Solutions, LLC
Item 1(b)	Address of Issuer’s Principal Executive Offices.
2779 Highway 24 Lawler, Iowa 52154
Item 2(a)	Name of Person Filing.
Steve J. Retterath
Item 2(b)	Address of Principal Business Office or, if None, Residence.
300 S.E. 5th Avenue, Ste. 1030 Boca Raton, FL 33432
Item 2(c)	Citizenship.
United States of America
Item 2(d)	Title of Class of Securities.
Membership Units
Item 2(e)	CUSIP Number.
Not applicable
Item 3	Reporting Person.
Not applicable
Item 4	Ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G/A are incorporated herein by reference.

As of April 13, 2020, the Reporting Person does not beneficially own any of the Issuer’s Membership Units.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

CUSIP No.: N/A	13G	Page 3 of 4 Pages

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable
Item 8	Identification and Classification of Members of the Group.
Not applicable
Item 9	Notice of Dissolution of Group.
Not applicable
Item 10	Certifications.
Not applicable

CUSIP No.: N/A	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2020
/s/ Steve J. Retterath
Steve J. Retterath